Dynatrace, Inc.
1601 Trapelo Road, Suite 116
Waltham, Massachusetts 02451
VIA EDGAR
June 1, 2020
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Matthew Crispino

Re:	Dynatrace, Inc. Registration Statement on Form S-1 File No. 333-238828
Dear Mr. Crispino:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Dynatrace, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-238828) (the “Registration Statement”) be accelerated to Tuesday, June 2, 2020, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.
Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Joseph Theis at (617) 570 1928. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Joseph Theis, by facsimile to (617) 801 8864.
Under separate cover, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as underwriters, will send the Commission a letter joining in this request for acceleration of the effective date.
If you have any questions regarding this request, please contact Joseph Theis of Goodwin Procter LLP at (617) 570-1928.
[Remainder of Page Intentionally Left Blank]

Sincerely,

DYNATRACE, INC.

/s/ Craig Newfield
Craig Newfield
General Counsel

cc:	John Van Siclen, Dynatrace, Inc.
Kenneth J. Gordon, Goodwin Procter LLP

[Signature Page to Acceleration Request]